Mail Stop 4561

September 19, 2007

By U.S. Mail and facsimile to (212) 757-8287.

John W. Tietjen
Executive Vice President and Chief Financial Officer
Sterling Bancorp
650 Fifth Avenue
New York, NY 10019

>   **Re: Sterling Bancorp**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **Form 10-Q for the Fiscal Quarter Ended June 30, 2007**
>   **File No. 001-05273**

Dear Mr. Tietjen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to this comment in future filings beginning with your next Form 10-Q. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation and provide us with drafts of your proposed revisions. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Loan portfolio, page 26

1.   Please revise, here and in similar disclosures elsewhere in your filing, to separately present the balances attributable to your receivable factoring business.

Form 10-Q for June 30, 2007

2.   Please revise to include the disclosures required by Item IV.A of Industry Guide 3 for each quarterly period presented.

* * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please provide us drafts of your proposed revisions and file your response on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Rebekah Blakeley Moore at (202) 551-3463 or me at (202) 551-3494 if you have questions.

                                        Sincerely,

                                        Kevin W. Vaughn
                                        Branch Chief